March 23, 2009

Mr. Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55th Street
New York, NY 10022

>   Re: **Cypress Sharpridge Investments, Inc.**
>   **Amendment No. 12 to Registration Statement on Form S-11**
>   **Filed February 26, 2009**
>   **File No. 333-142236**

Dear Mr. Grant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Throughout the prospectus, you state that you are "committed" to internalizing your management as soon as practicable after completion of this offering and no later than March 31, 2010. Please revise to clarify the meaning of the term "committed." Assuming that there is no contractual or other legal obligation to internalize your management, please consider using a different term to describe your intentions.

Prospectus Summary

Risk Management, page 3

2.   Please expand the disclosure to quantify the amount of leverage that your
        Manager considers "prudent" and disclose your current leverage ratio.

Our Distribution Policy, page 8

3.   The second paragraph under this heading states that you have "paid or declared"
        the distributions disclosed. The bullet points, however, indicate that you have
        paid all distributions. Please revise to clarify whether amounts paid differ from
        amounts declared and whether there are any distributions that you have declared
        but not paid. Provide conforming disclosure in the "Distribution Policy" section
        of the prospectus, on page 51.

4.   Please revise the last paragraph to disclose the source of funds used to pay
        distributions for your last two fiscal years and 2009. Also, please clarify whether
        you may pay future distributions using proceeds from this offering or your private
        placements.

Management Agreement, page 11

5.   Please disclose the amount of fees paid to your Manager in each of the last two
        fiscal years and to-date in 2009.

Risk Factors

No assurance can be given that the actions taken by the U.S. and foreign governments…,
page 21

6.   Please limit this risk factor to a description of the risks associated with
        government actions and only as much additional information as necessary to place
        the risk in context. We note that you have already provided a detailed description
        of actions taken by the federal government in the MD&A section. Also, please
        consider whether references in the subheading to foreign governments, central
        banks, and other governmental and regulatory bodies are applicable to this risk
        factor.

7.   Please describe the risks associated with the government programs in more detail.
        The next-to-last sentence in this risk factor provides a general reference to the risk
        that you may not receive the "anticipated positive impact" from these initiatives
        but does not discuss the resulting effects on your business if you do not.

Similarly, rather than referring to "broad adverse market implications," please disclose the specific adverse market implications and the likely impact on your company.

Increases in interest rates and adverse market conditions may negatively affect the value of our investments…, page 32

8.   Please revise to describe your actual experience with declines in the market value of your investments and losses realized upon the sale of securities.

The lenders under our repurchase agreements may require us to provide additional collateral…, page 23

9.   Please revise this risk factor to restore the disclosure regarding your actual experience with margin calls in 2008 and provide additional disclosure of any material margin calls in 2009. Disclose the number of margin calls, the amount of additional collateral that you were required to post, and the source of cash used to satisfy those margin calls. Provide similar disclosure in your discussion of margin calls under "Liquidity and Capital Resources."

The federal conservatorship of Fannie Mae and Freddie Mac and related efforts…, page 25

10.   Please limit this risk factor to a description of the risks associated with federal conservatorship of these entities and only as much additional information as necessary to place the risk in context. We note that you have already provided a detailed description of actions taken by the federal government in the MD&A section.

Mortgage loan modification programs and future legislative actions…, page 27

11.   Please revise to describe more specifically how loan modifications may adversely affect the value of, and the returns on, the Agency RMBS in your portfolio.

The lack of liquidity in our investments may adversely affect our business, page 28

12.   Considering that over 99% of your portfolio currently is invested in Agency RMBS, please discuss the specific liquidity risks of those investments.

The significant downturn in the residential mortgage markets…, page 28

13.   Please revise to discuss and quantify changes in lender "haircuts" since March 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate Environment and Liquidity, page 58

14.   Please update the disclosure to include a description of the American Recovery and Reinvestment Act of 2009 or tell us why you believe it is not relevant to your business.

Quantitative and Qualitative Disclosures about Market Risk, page 78

15.   We note your response to prior comment 2 and the statement that the value of your Agency RMBS portfolio has not materially changed. Please tell us the basis for this conclusion, considering that the estimated fair value of your total Agency RMBS, as disclosed on page 66, was $685.6 million as of December 31, 2008, compared to $1.8 billion as of December 31, 2007.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Daniel M. LeBay, Esq.
        S. Gregory Cope, Esq.
        Hunton & Williams LLP
        Via facsimile (804) 788-8218